

November 2, 2012

<u>Via E-mail</u>
Heath B. Clarke
Chief Executive Officer
Local Corporation
7555 Irvine Center Drive
Irvine, CA 92618

     Re: Local Corporation
             Form 10-K for the fiscal year ended December 31, 2011
             Filed March 15, 2012
             File No. 001-34197

Dear Mr. Clarke:

     We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2011

Consolidated Financial Statements

Note 10. Commitments and Contingencies

Legal Proceedings, page F-29

1. We note from your disclosures on page 17 that the GeoTag lawsuit alleging patent infringement could have a material adverse effect on your financial condition and results of operations. Please tell us what consideration you gave to providing disclosures outlined in ASC 450-20-50.   If there is at least a reasonable possibility that a loss might be incurred or that a loss exceeding amounts already recognized may have been incurred,

you must either disclose an estimate of the additional loss or range of loss, or disclose that the amount cannot be estimated.

Selected Quarterly Financial Data, page F-39

2. Revise future filings to disclose either gross profit or cost of goods sold for each quarterly period presented. Please refer to Item 302 of Regulation S-K and SAB Topic 6G2.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amanda Kim at (202) 551-3241 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief